UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
This report on Form 6-K comprises of Global Blue Group Holding AG’s (‘the Company’ or ‘Global Blue’) interim report for the three months ended June 30, 2024.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Nos. 333-259200, 333-267850, 333-274233 and 333-280087) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: August 28, 2024	By: /s/ Jacques Stern
Name: Jacques Stern
Title: Chief Executive Officer

Forward-looking statements
Some of the statements contained in this Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in discussions herein, and in the “Summary Risk Factors,” and in “Item 3. Key Information—D. Risk Factors” sections of our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) and incorporated herein by reference, and those described from time to time in our future reports to be filed with the SEC.
These risks could cause actual results to differ materially from those implied by forward-looking statements in this Form 6-K.
You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Form 6-K, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Form 6-K or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Unaudited Condensed Consolidated Interim Income Statements, Statements of Comprehensive Income, Statements of Financial Position, Statements of Cash Flows and Statements of Changes in Equity for the three months ended June 30, 2024 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended March 31, 2024 as filed with the SEC on June 5, 2024 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources”. See “forward‑looking statements” above.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Condensed Consolidated Interim Financial Statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three months ended June 30, 2024 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items.
•Results of Operations, containing a year-over-year, a comparison over two-years analysis as well as references of our financial results for the three months ended June 30, 2024, as well as segment information.
•Liquidity and Capital Resources, presenting an analysis of changes in our statements of financial position and cash flows, and discussing our financial condition and potential sources of liquidity.
•Banking Facilities and Loans, explaining the structure of the facilities in place, interest, main undertakings.

Business Overview
Global Blue serves as a strategic technology and payments partner for retailer effectiveness and shopper experience. Global Blue is the global leader in tax-free shopping, with an approximately 70% market share in the tax-free shopping segment and more than three times the size of its next largest competitor by market share. In addition to tax-free shopping services, Global Blue also offers payment solutions, including a range of FX Solutions, for which Global Blue is a leading provider. Global Blue also provides post-purchase solutions aimed to improve the experience of both domestic and e-commerce shoppers, and has also internally developed additional growth products, including solutions focusing on the hospitality and retail industry, data analytics as well as digital marketing. Global Blue operates across more than 50 countries and has enabled millions of shoppers to claim VAT refunds on international shopping or complete international transactions in their home currency. At its core, Global Blue is a technology platform that serves a network of more than 400,000 merchant stores globally through its TFS, Payments and Post Purchase Solutions (PPS) segments, facilitating millions of transactions and delivering economic benefits to a complex ecosystem of merchants, shoppers and customs and tax authorities.
Global Blue is strategically positioned within the retail and travel ecosystem that connects merchants, shoppers and customs and tax authorities, which enables continued product development and affords optionality.
With a presence in over 50 countries across the Americas, Europe, Middle East, Africa and Asia Pacific, Global Blue’s global geographic coverage enables it to provide one-stop TFS services to merchants on a global scale. This, along with its attractive value proposition, have enabled it to become a mission-critical partner to its merchant network. It has developed a wide range of long-standing relationships, with an average tenure among its top 20 TFS merchants of more than 20 years.
In addition to its clear leadership in the tax-free shopping segment, Global Blue is also a leading FX solutions partner for Acquirers and payment service providers, with approximately 20% market share. As one of the only three payment-agnostic FX solution providers, it has built a broad network that includes more than 50 Acquirers, more than 75,000 merchant (POS) and more than 100,000 ATMs across Europe and Asia Pacific. In addition, Global Blue offers complementary payment capabilities such as financial processing and switching solutions, including full payment capabilities in Australia for more than 400 hotels.
Global Blue’s in-house, cloud-based technology platform has been designed to manage significant complexity in an efficient manner, founded on the principals of scalability, agility, resilience and security. This platform is the most comprehensive integrated network within the tax-free shopping industry, from front-end integration with POS and PSP to back-end integration with payment providers, allowing Global Blue to connect all of the stakeholders in its TFS ecosystem in order to facilitate payments and transaction processing. In addition, Global Blue’s technology platform is designed to meet ever-changing regulatory requirements and supports digitalization of the tax-free shopping process. With the historical investments that Global Blue has made in its platform, Global Blue has little technical debt and does not expect significant capital expenditure requirements going forward.

Recent developments
On August 27, 2024, Global Blue’s Board of Directors authorized the repurchase of up to USD 10.0 million of Global Blue’s ordinary shares over the next six months through February 28, 2025 (the “Repurchase Program”). Share repurchases may be effected through open market repurchases at prevailing market prices, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or otherwise through purchases on the New York Stock Exchange, in each case at prevailing market prices and on such terms and in such amounts as a repurchase committee of the Board of Directors deems appropriate. All shares repurchased will be cancelled, with the purchase price being offset against / deducted from Global Blue’s capital contribution reserves. Global Blue is not obligated to repurchase any specific number of shares, and the timing, manner, value, and actual number of shares repurchased will depend on a variety of factors, including Global Blue’s share price and liquidity requirements, other business considerations and general market and economic conditions. No shares will be purchased from SL Globetrotter L.P., Global Blue Holding LP and their respective affiliates. Global Blue may discontinue or modify purchases without notice at any time. Global Blue plans to use its existing cash to fund repurchases made under the share repurchase program.

Key Performance Indicators
Global Blue regularly monitors the following key performance indicators to evaluate its business and trends, measure its performance, prepare financial projections and make strategic decisions. None of these key performance indicators are measures of financial performance under IFRS. Nevertheless, Global Blue believes that these key performance indicators provide an important indication of trends in its financial performance. There are limitations inherent to key performance indicators. In analyzing Global Blue’s future performance, investors should consider any key performance indicator together with the presentation of Global Blue’s results of operations and financial condition under IFRS, rather than as an alternative to IFRS financial measures.
The key performance indicators presented below have not been audited or reviewed by any auditor or other expert. The information used to calculate these key performance indicators is derived from management information systems. As these key performance indicators are defined by Global Blue’s management, they may not be comparable to similar terms used by other companies, which may limit their usefulness as comparative measures. Where possible, the measures are clearly defined and a reconciliation to IFRS measures is provided. Where adjustments or add-backs are included, it should not be construed as an inference that Global Blue’s future results will be unaffected by any of the adjusted items, or that Global Blue’s projections and estimates will be realized in their entirety or at all.

Sales in Store (SiS)
Total SiS represents the sum of TFS SiS, Payments SiS and Post-Purchase Solutions SiS, which are:
•TFS SiS represents the value (including VAT) of the goods purchased by the international shopper.
•Payments SiS represents the value (including VAT) of the payments made by the international shopper.
•Post-Purchase Solutions SiS represents the original value of the goods being returned by the online shopper on ZigZag services.

The SiS performance has a direct link to the Group’s revenue performance, as illustrated in section “Results of Operations”. The following table presents TFS SiS, Payments SiS, PPS SiS and Total SiS for the three months ended June 30, 2024 and 2023:

	For the three months ended June 30
	2024	2023
	(in EUR billions)
TFS SiS	6.1	4.3
Payments SiS	1.5	1.5
PPS SiS	0.5	0.4
Total SiS	8.1	6.2

TFS SiS
TFS SiS increased by EUR1.8 billion or 42.4% to EUR6.1 billion for the three months ended June 30, 2024, from EUR4.3 billion for the three months ended June 30, 2023. This increase is driven by the recovery of Chinese travelers, as China lifted its zero-COVID-19 policy only at the beginning of the 2023 and the full rebound of shoppers from China is still ongoing.
Payments SiS
Payments SiS remained flat for the three months ended June 30, 2024 and for the three months ended June 30, 2023.
Post-Purchase Solutions SiS
Post-Purchase Solutions SiS increased by EUR0.1 billion or 16.1% to EUR0.5 billion for the three months ended June 30, 2024 from EUR0.4 billion for the three months ended June 30, 2023. This increase is primarily due to an error in the reported SiS in the comparative year which was corrected in a subsequent quarter, triggering a deviation between the three months ended June 30, 2023 and 2024, respectively.
Non-IFRS Financial Measures
Other metrics that management employs to monitor the underlying performance of Global Blue’s business and operations are Variable Adjusted Operating Expenses, Fixed adjusted operating expenses, Adjusted operating expenses, Adjusted EBITDA, Adjusted EBITDA Margin, Exceptional items, Tax effect of adjustments, Adjusted tax expenses, Adjusted Net Income (Group Share), and Adjusted Effective Tax Rate. These non-IFRS measures are commonly used in Global Blue’s industry, as well as by analysts and investors as supplemental measures of performance. Additionally, these measures, when used in conjunction with related IFRS financial measures, provide investors with an additional financial analytical framework which management uses, in addition to historical operating results, as a basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing Global Blue and its results.
These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. These non-IFRS measures should be read in conjunction with the discussions under “Operating and Financial review and prospects”. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis; as a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented below.

Results of Operations
Comparison of Results of Operations for the three months ended June 30, 2024 and 2023

The following tables and subsequent discussion summarizes our financial performance and certain operating results for the three months ended June 30, 2024 and 2023:

	For the three months ended June 30
	2024	2023
	(in EUR millions)
Income statement data:
Total revenue	117.8	94.5
Of which: TFS revenue	91.1	68.6
Of which: Payments revenue	20.3	18.8
Of which: PPS revenue	6.3	7.1
Operating expenses	(91.0)	(70.1)
Operating profit	26.7	24.4
Finance income	4.1	1.4
Gain from debt modification	27.2	—
Finance costs	(19.3)	(12.0)
Net finance income/(cost)	12.0	(10.7)
Profit before tax	38.8	13.7
Income tax expense	(11.3)	(4.0)
Profit for the period	27.5	9.7

Total revenue
Our Total revenue increased by EUR23.3 million or 24.6% to EUR117.8 million for the three months ended June 30, 2024, from EUR94.5 million for the three months ended June 30, 2023, as a result of the EUR22.5 million increase in TFS revenue, a EUR1.6 million increase in Payments revenue and EUR0.8 million decrease in PPS revenue (see below for further details).
The revenue of our TFS reporting segment increased by EUR22.5 million or 32.8% to EUR91.1 million for the three months ended June 30, 2024, from EUR68.6 million for the three months ended June 30, 2023. This increase is directly related with TFS SiS increase for the same period.
The revenue of our Payments reporting segment increased by EUR1.6 million or 8.3% to EUR20.3 million for the three months ended June 30, 2024, from EUR18.8 million for the three months ended June 30, 2023. This revenue increase is mainly driven by payments processing business and FX Gains.
The revenue of our Post-Purchase Solutions reporting segment decreased by EUR0.8 million, or 11.0% to EUR6.3 million for the three months ended June 30, 2024, from EUR7.1 million for the three months ended June 30, 2023. The revenue decrease from this reporting segment is driven by ZigZag, due to a management’s decision to move away from certain low-contribution ZigZag carriage contracts.

Operating expenses
The table below provides the key breakdown of the operating expenses:

	For the three months ended June 30
	2024	2023
	(in EUR millions)
Total operating expenses	(91.0)	(70.1)
Amortization of intangible assets acquired through business combinations	(1.1)	(1.1)
Other depreciation and amortization	(11.0)	(9.0)
Depreciation and amortization	(12.1)	(10.1)
Operational exceptional items(i)	(4.1)	6.7
Adjusted operating expenses (excluding exceptional items, depreciation and amortization)	(74.8)	(66.7)
Variable adjusted operating expenses(ii)	(26.1)	(23.2)
Fixed adjusted operating expenses(iii)	(48.7)	(43.5)

(i) Operational exceptional items refers to total exceptional items, excluding exceptional finance items.
(ii) Variable Adjusted Operating Expenses (excluding exceptional items, depreciation and amortization) are the operating expenses that vary with volume
(iii) Adjusted Fixed Operating Expenses refers to total operating expenses, excluding exceptional items, depreciation and amortization and volume related operating expenses.

Total operating expenses
Our Total operating expenses increased by EUR20.9 million, or 29.8% to EUR91.0 million for the three months ended June 30, 2024, from EUR70.1 million for the three months ended June 30, 2023. This increase is mainly driven by higher adjusted operating expenses, higher exceptional items expenses and by higher depreciation and amortization.

Depreciation and amortization
Our depreciation and amortization increased by EUR2.0 million, or 19.5%, to EUR12.1 million for the three months ended June 30, 2024, from EUR10.1 million for the three months ended June 30, 2023 mainly driven by other depreciation and amortization (see below for further details).
Our amortization of intangible assets acquired through business combinations remained flat for the three months ended June 30, 2024 and for the three months ended June 30, 2023.
Our other depreciation and amortization increased by EUR2.0 million or 21.9% to EUR11.0 million for the three months ended June 30, 2024, from 9.0 million for the three months ended June 30, 2023.This includes an increase of EUR0.7 million for depreciation of property, plant and equipment amounted to EUR4.1 million for the three months ended June 30, 2024 from EUR3.4 million for the three months ended June 30, 2023 comprising mostly of depreciation related to the right of use assets. While amortization of intangible assets predominantly sources from capitalized intangible assets increased by EUR1.0 million to EUR6.6 million for the three months ended June 30, 2024 from EUR5.6 million for the three months ended June 30, 2023.

Exceptional items

Exceptional items consist of items which the Board of Directors (the “Board”) considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

	For the three months ended June 30
	2024	2023
	(in EUR millions)
Business restructuring expenses(i)	—	(0.1)
Corporate restructuring expenses(ii)	(0.4)	(0.1)
Change in fair value of assets(iii)	—	—
Net loss on sale of assets(iv)	—	—
Share based payments(v)	(1.2)	(0.6)
Change in fair value of warrants and put options(vi)	(1.6)	8.1
Finance exceptional items(vii)	27.2	—
Other exceptional items(viii)	(0.9)	(0.6)
Total Exceptional Items	23.1	6.7
(i) Represents expenses associated mainly to severance expenses and business discontinuations.
(ii) Represents expenses related to refinancing and sell down.
(iii) Represents impairment expenses.
(iv) Represents net sales of assets and comprise gains/losses on sales of property, plant and equipment.
(v) Represents the fair value of share options and restricted share grants.
(vi) Represents the change in fair value of warrants and put options (namely Yocuda and ZigZag).
(vii) Finance exceptional items is comprised by IFRS 9 gains from debt modification (namely repricing of term loan).
(viii) Other exceptional items comprise non-recurring items, such as capital tax, hyper inflation and pension valuation.
Our exceptional items amounted to a benefit of EUR23.1 million for the three months ended June 30, 2024. The positive effect corresponds mainly to a gain of EUR27.2 million from Finance exceptional items, of which EUR27.2 million are related to an IFRS 9 gain from debt modification.
Our exceptional items amounted to a benefit of EUR6.7 million for the three months ended June 30, 2023. The positive effect corresponds mostly to a gain of EUR8.1 million from the Change in fair value of warrants and put options.

Adjusted Operating expenses (excluding exceptional items, depreciation and amortization)
Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR8.1 million, or 12.1%, to EUR74.8 million for the three months ended June 30, 2024, from EUR66.7 million for the three months ended June 30, 2023. This increase is partially attributable to a EUR2.9 million, or 12.4% increase in variable adjusted operating expenses driven by increased volumes and EUR5.2 million, or 12.0% increase in fixed adjusted operating expenses.

Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization)
Our Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR2.9 million, or 12.4% to EUR26.1 million for the three months ended June 30, 2024, from EUR23.2 million for the three months ended June 30, 2023. This is mainly attributed to the increase in volumes in the same period.

Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization)
Our Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR5.2 million, or 12.0% to EUR48.7 million for the three months ended June 30, 2024, from EUR43.5 million for the three months ended June 30, 2023. These increases in costs are driven by a higher number of employee’s and related costs, including inflation impacts.

Net finance income/(costs)
Our net finance income increased by EUR22.7 million or 212.9% changing to a benefit of EUR12.0 million for the three months ended June 30, 2024, from a cost EUR10.7 million for the three months ended June 30, 2023, mainly driven by an IFRS 9 gain from debt modification partially offset by higher interest rates.

Income tax benefit/(expense)
Our income tax expense changed by EUR7.7 million or 189.8% to an expense of EUR11.7 million for the three months ended June 30, 2024, compared with a expense of EUR4.0 million for the three months ended June 30, 2023. This expense is driven by improvement on profit/(loss) before tax (for the reasons discussed above).

Profit/(loss) for the period
Our Profit for the period changed by EUR17.4 million, or 180.4% to a profit of EUR27.1 million for the three months ended June 30, 2024, compared with a profit of EUR9.7 million for the three months ended June 30, 2023. The profit for the period increased as a result of the factors described above and with particular relevance, the effect of the business recovery.
Adjusted EBITDA
The table below provides a reconciliation between Profit/(Loss) and Adjusted EBITDA:

	For the three months ended June 30
	2024	2023
	(in EUR millions)
Profit for the period	27.1	9.7
Profit margin (%)	23.0%	10.2%
Income tax expense	11.7	4.0
Net finance costs	15.2	10.7
Exceptional items(i)	(23.1)	(6.7)
Depreciation and amortization	12.1	10.1
Adjusted EBITDA	43.0	27.8
Adjusted EBITDA margin (%)	36.5%	29.4%

(i) Exceptional items consist of items which we do not consider indicative of its ongoing operating and financial performance, not directly related to ordinary business operations and which are not included in the assessment of management performance. Set forth below is an overview of exceptional items for the periods presented. See “Exceptional Items” below for further discussion.
Note: Sum may not foot to total due to rounding

Our Adjusted EBITDA increased by EUR15.2 million or 54.7% to a EUR43.0 million profit for the three months ended June 30, 2024 from a EUR27.8 million profit for the three months ended June 30, 2023. As noted above, improvements in performance are primarily driven by an increase in revenue of EUR23.3 million linked to the recovery of the travel and tourism sector, partially offset by increased adjusted operating expenses (excluding exceptional items, depreciation and amortization).
See “Adjusted Operating Expenses” for reconciliation and discussion of adjusted operating expenses, variable adjusted operating expenses and fixed adjusted operating expenses.
The table below shows the breakdown of total adjusted EBITDA by segments:

	For the three months ended June 30
	2024	2023
	(in EUR millions)
TFS Adjusted EBITDA	59.0	41.2
Payments Adjusted EBITDA	9.8	9.8
PPS Adjusted EBITDA	(1.3)	(2.0)
Central costs	(24.5)	(21.2)
Total Adjusted EBITDA	43.0	27.8

Adjusted EBITDA for our TFS and Payments reporting segments were both positive EUR59.0 million, and EUR9.8 million, respectively and negative EUR1.3 million for our PPS reporting segment, for the three months ended June 30, 2024. Additionally, there were EUR24.5 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFS and Payments reporting segments were both positive EUR41.2 million and EUR9.8 million, respectively and negative EUR2.0 million for our PPS reporting segment, for the three months ended June 30, 2023. Additionally, there were EUR21.2 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.

Adjusted Net Income/(Loss) (Group Share)

	For the three months ended June 30
	2024	2023
	(in EUR millions)
Profit attributable to owners of the parent	23.8	8.2
Exceptional items(i)	(23.1)	(6.7)
Amortization of intangible assets acquired through business combinations	1.1	1.1
Tax effect of adjustments(ii)	4.2	(0.5)
Adjusted net Profit (Group Share)	6.1	2.1
(i) Refer to footnote (i) in the reconciliation of profit/(loss) for the period to adjusted EBITDA and adjusted EBITDA margin above. See “Exceptional Items” below for further discussion.
(ii) The exclusion of exceptional items and amortization of intangible assets acquired through business combinations mechanically implies an increased tax payment. There are certain exceptional income tax expenses, which are not related to the financial period and, as such, are excluded. Set forth below is an overview of such expenses for the periods presented.

Our Adjusted Net Income/(Loss) (Group Share) improved by EUR3.9 million, or 183% to a EUR6.1 million profit for the three months ended June 30, 2024, from a EUR2.1 million profit for the three months ended June 30, 2023.

Adjusted Effective Tax Rate
The adjusted effective tax rate is defined as the income tax benefit/(expense) adjusted for tax effect of adjustments i) Deferred Income Tax on Amortization of intangible assets acquired through business combinations, ii) Income Tax effect on Exceptional items and iii) Exceptional Tax Items (mainly adjustments with respect of current income tax of previous periods) divided by the adjusted profit/(loss) before tax.

	For the three months ended June 30
	2024	2023
	(in EUR millions)
(i) Income tax expense	(11.7)	(4.0)
Tax effect of adjustments(i)	4.2	(0.5)
(ii) Adjusted tax expenses	(7.5)	(4.5)
(iii) Profit/(Loss) before tax	38.8	13.7
Exceptional items(ii)	(23.1)	(6.7)
Amortization of intangible assets acquired through business combinations	1.1	1.1
(iv) Adjusted Profit before tax	16.8	8.1
(i)/(iii) Effective tax rate (%)	30.2%	29.5%
(ii)/(iv) Adjusted effective tax rate (%)	44.7%	55.9%
(i) Refer to footnote (ii) in the reconciliation of profit/(loss) for the period to adjusted net income (group share).
(ii) Refer to footnote (i) in the reconciliation of profit/(loss) for the period to adjusted EBITDA and adjusted EBITDA margin above. See “Exceptional Items” below for further discussion.
Our Adjusted effective tax rate is 44.7% for the three months ended June 30, 2024, down from 55.9% for the three months ended June 30, 2023. The lower effective tax rate for the three months ended June 30, 2024 compared to the effective tax rate for the three months ended June 30, 2023 is mainly driven by improvement on profit before tax (for the reasons discussed above).

Liquidity and capital resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Our principal sources of liquidity include cash flow from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities and bank overdraft facilities. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of twelve months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.
Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks or months until cash is received. As a result, we experience cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as it was with the COVID-19 outbreak, Global Blue’s cash generation during the first few months increases as a result of i) a reduction in cash outflow for VAT refunds to international shoppers and ii) cash inflow from VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Upon a longer travel disruption, the cash balance gradually decreases as a result of i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, ii) cash outflows to settle longer-dated merchant payables and iii) monthly cash expenditures; for details on the working capital, see below sub-section “Net Working Capital”.
Between April 1, 2024 and June 30, 2024, as the international travel and global economic continues to recover combined with entering into the high season, Global Blue experienced volume growth, which led to an increase of net working capital requirements of EUR38.5 million, and consequently, liquidity requirements. This increase was primarily funded with the withdrawal of the revolving credit facility by EUR55.0 million. In the same period last financial year, the working capital needs were EUR47.2 million. Given the global and evolving nature of the recovery and its impact on the international travel and extra-regional shopping sectors, our needs for the next twelve months cannot be accurately quantified at this time.
We may need further cash resources to, among others, further fund our working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions. Our future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. As detailed in “Capital Expenditure”, we have made no firm commitments with respect to future investments.
As of June 30, 2024, the Company had cash and cash equivalents of EUR98.9 million, which were predominantly held in Euro. Approximately EUR2.6 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. As of June 30, 2024, Global Blue had additional available liquidity of EUR45.9 million consisting of EUR3.4 million of uncommitted local credit lines and RCF availability of EUR42.5 million.
As of June 30, 2024, the Company had EUR616.0 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR558.3 million in long-term financing (borrowings of EUR610.0 million less EUR51.7 million of capitalized financing fees), EUR55.0 million drawn on the revolving credit facility EUR2.5 million in other bank overdraft facilities.
The Company believes that its cash and cash equivalents combined with additional available liquidity are sufficient to meet the liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of this report.

Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	For the three months ended June 30
	2024	2023
	(in EUR millions)
Net cash used in operating activities	(7.7)	(23.4)
Net cash used in investing activities	(9.7)	(8.4)
Net cash from/(used in) financing activities	30.8	(25.3)
Net foreign exchange differences	(2.1)	(0.6)
Net increase/(decrease) in cash and cash equivalents	11.4	(57.7)
Cash and cash equivalents at the beginning of the year	87.5	240.5
Cash and cash equivalents at the end of the year	98.9	182.2
Net change in bank overdraft facilities	—	(0.6)
Net increase/(decrease) in cash and cash equivalents	11.4	(57.7)
Note: Sum may not foot to total due to rounding
Cash flow used in operating activities
Net cash used in operating activities consists of profit before tax, as adjusted for depreciation and amortization, net finance costs, other non-cash items, income tax paid, interest paid, and changes in net working capital.
Net cash used in operating activities was EUR7.7 million for the three months ended June 30, 2024 driven by an outflow of net working capital of EUR38.5 million. See “Net Working Capital” for further details on net working capital movement drivers partially by inflows from results of operations.
Net cash used in operating activities was EUR23.4 million for the three months ended June 30, 2023, driven by an outflow of net working capital of EUR47.2 million, partially offset by inflows from results of operations.
Cash flow used in investing activities
Net cash flow used in investing activities consists of purchases of tangible and intangible assets, payments for capitalized intangible assets, as well as acquisitions and divestitures of subsidiaries and non-current financial assets intended to generate profit in the future.
Net cash used in investing activities was EUR9.7 million for the three months ended June 30, 2024 primarily driven by an outflow of EUR8.7 million from payments for capitalized intangible assets and EUR1.2 million from purchase of property, plant and equipment.
Net cash used in investing activities was EUR8.4 million for the three months ended June 30, 2023 primarily driven by an outflow of EUR7.0 million from payments for capitalized intangible assets and EUR1.4 million from acquisitions of non-current financial assets.

Cash flow from/(used in) financing activities
Net cash from/(used in) financing activities consists of proceeds from the issuance of share capital, principal elements of lease payments, proceeds from borrowings, and dividends paid to non-controlling interest.
Net cash from financing activities was EUR30.8 million for the three months ended June 30, 2024 mainly related to an inflow of EUR55.0 million from net proceeds from revolving credit facilities, partially offset by an outflow of EUR15.1 million from Interest paid, EUR3.6 million from principal elements of lease payments, EUR2.4 million from payment for exercise of GB's options and EUR1.5 million from financing fee related to loans and borrowings.

Net cash used in financial activities of EUR25.3 million for the three months ended June 30, 2023 related to an outflow of EUR19.4 million from Interest paid, EUR3.3 million from principal elements of lease payments and EUR2.7 million from dividends paid to non-controlling interests.

Net Working Capital
In our TFS business, net working capital is driven by the timing of the payments that Global Blue makes to merchants and international shoppers, and the timing of the payments that Global Blue receives from merchants and tax authorities, which makes Global Blue’s net working capital sensitive to short-term, month-to-month volume growth. Unless international shoppers wish to be refunded through a credit card refund or another refund method (such as in-store or downtown refunds), Global Blue typically refunds international shoppers in cash after they have validated their tax free transaction at customs, but before Global Blue receives the VAT back from the merchants, which typically happens approximately 30 days after the VAT refund is collected. Global Blue typically pays the merchant a percentage of the transaction fee only after having received 100% of the VAT back from the merchant, approximately 100 days afterwards.
Global Blue’s change in net working capital, as recorded in the cash flow statement, is typically broadly neutral for the full financial year, with predictable intra-year seasonality. Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the Northern Hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital that has built up during the summer. For example, the cumulative cash inflow of net working capital from April 1, 2014 to March 31, 2019 was EUR21.4 million, or an average cash inflow of EUR4.3 million per year. These averages do not include the net working capital movements from the financial year ended March 31, 2020 and onwards, due to these years being unrepresentative as a result of the impact of the COVID-19 pandemic.
However, due to the volume and the timing of refunds year over year, there could be transactions that are not incorporated in the then-current financial year’s net working capital (i.e., a large number of TFS transactions issued right before the end of the financial year and only refunded in the following financial year), resulting in the year-end balance being overly positive or negative, which could also impact the year-over-year profile of the cash flow provided by (used in) operating activities. Additionally, where Global Blue invoices the tax authority directly for the VAT refund, it experiences no credit risk (as the counterparties are governments). Where Global Blue invoices the merchant, however, it is exposed to credit risk for a few days, since it refunds international shoppers first before invoicing the merchant. Nevertheless, given the high-quality credit profile of Global Blue’s portfolio of merchants, the associated credit risk and potential losses have historically been minimal. In addition, due to Global Blue’s simultaneous payables to merchants in relation to the transaction fees, its net exposure to credit risk is further limited.
Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, accrued liabilities and current loans and borrowings. Outlined below is the change in net working capital, as recognized in the cash flow statement.
Global Blue recorded a net working capital outflow of EUR38.5 million for the three months ended June 30, 2024. The outflow observed reflects an increase of trade receivables partly offset by trade payables (merchant commission payable and payments to tourists) which are mainly attributed to higher TFS Refunding as a result of entering in the typical summer high season.
Global Blue recorded a net working capital outflow of EUR47.2 million for the three months ended June 30, 2023. The outflow observed reflects an increase of trade receivables partly offset by trade payables (merchant commission payable and payments to tourists) which are mainly attributed to higher TFS Refunding activity mainly in France, Italy, Spain, Japan and Singapore as a result of entering in the typical summer high season, magnified by continued recovery from the COVID-19 outbreak impact.

Capital Expenditure
Global Blue defines capital expenditure as purchases of property, plant and equipment (such as machinery, equipment and computers) and intangible assets (such as trademarks, customer relationships and software).
Global Blue’s capital expenditure increased by EUR2.6 million, or 33.1% to EUR10.4 million for the three months ended June 30, 2024 from EUR7.8 million for the three months ended June 30, 2023. Of the EUR2.6 million increase, EUR1.7 million are related to payments for capitalized intangible assets reflecting the continued investment in innovation and differentiation.
We have made no material firm commitments with respect to our principal future investments.

Banking Facilities and Loans
Overview and structure
On November 24, 2023, Global Blue Acquisition B.V. entered into a new Senior Facilities Agreement with J.P. Morgan SE as Arranger and Sole Physical Bookrunner and BNP Paribas, Deutsche Bank Aktiengesellschaft, Royal Bank of Canada and UBS AG London Branch as Arrangers and Joint Bookrunners, with J.P. Morgan SE acting as Facility Agent (the “Senior Facilities Agreement”). The Senior Facilities Agreement consist of EUR610.0 million term loan (the “Facility B”) and a multicurrency revolving credit facility of EUR97.5 million (the “Revolving Facility”).
The Revolving Facility (“RCF”) includes a swingline sub-facility which allows up to EUR 20.0 million of the RCF to be utilized by way of Euro-denominated swingline loans.
On December 5, 2023, Global Blue drew down EUR610.0 million of the Term Loan Facility (see “Indebtedness”).
During the three months ended June 30, 2024, the Group withdrew EUR55.0 million out of the EUR97.5 million RCF to fund working capital needs.
In September 2020, Global Blue entered into a Supplemental Liquidity Facility (“SLF”) with SL Globetrotter, LP for an amount of USD75.0 million (EUR70.1 million). On April 1, 2022 the Company withdrew USD20.0 million (EUR18.0 million), which was soon followed by a second withdrawal of USD45.0 million (EUR41.4 million) on April 19, 2022, both to fund working capital needs. On December 15, 2023 the Company extinguished the SLF by repaying the full amount of the facility.
Purpose
The Facility B was fully drawn, and together with available cash to the extent needed, the proceeds were used to fully repay the Group’s senior secured term loan and revolver facilities, entered into December 25, 2019 (as amended and supplemented from time to time).
Maturity and prepayment
The Facility B is a seven years bullet and will mature on December 5, 2030, and the Revolving Facility (RCF) will mature six and a half years after the Closing Date on June 5, 2030.
Interest

Borrowings under the Facility B bear interest at a rate of EURIBOR and an applicable margin of up to 5.00%, which may be reduced in the future based on the Senior Secured Net Leverage Ratio (or “SSNLR” as defined in the Senior Facilities Agreement).

Company's Leverage	Term Loan Margin
> 3.30:1	5.00%
≤ 3.30:1 but > 2.80:1	4.75%
≤ 2.80:1	4.50%

In May 2024, the Group has successfully completed the repricing of the Facility B, by reducing the interest rate margin applicable to the Group by 100 basis points, as detailed below:

Company's Leverage	Modified Term Loan Margin
> 3.30:1	4.00%
≤ 3.30:1 but > 2.80:1	3.75%
≤ 2.80:1	3.50%
All the other terms and conditions remained unchanged.
Borrowings under the Revolving Facility bear interest at a rate of EURIBOR and an applicable margin of up to 4.50%, which may be reduced in the future based on the SSNLR. EUR 20.0 million of the Revolving Facility can be utilized as a swingline facility (the “Swingline Facility”) as detailed below.

Company's Leverage	Revolving Credit Facility Margin
> 3.85:1	4.50%
≤ 3.85:1 but > 3.60:1	4.25%
≤ 3.60:1 but > 3.35:1	4.00%
≤ 3.35:1 but > 3.10:1	3.75%
≤ 3.10:1	3.50%

The EURIBOR rate is subject to a “floor” of 0.0%, and the Group may select interest periods of one, two, three or six months and interest is paid on the last business day of each interest period. Furthermore, the Group is required to pay a commitment fee at a rate per annum equal to 30% of the applicable margin on the Revolving Facility.
On December 21, 2023, but effective on January 5, 2024, the Group entered into an Interest Rate Swap with Royal Bank of Canada (RBC) for 50% of the amount of the Facility B, (EUR 305.0 million), for 2 years, for which the Group will pay a fixed rate of 2.778% in order to fix the float. This swap will pay the floating reference rate (Euribor 3 Months) for the period January 5, 2024 to January 5, 2026, on a quarterly basis.
Main undertakings
As is customary for financing transactions of similar complexity and nature, the Facilities Agreement sets forth covenants which will restrict Global Blue to permitted activities and provide for general and specific information undertakings, which must be reported to the lenders, including, among others, with respect to: (i) annual and quarterly reporting obligations; (ii) with annual and quarterly reporting, starting 6 months after first utilization (iii) quarterly compliance with a leverage ratio test starting on December 31, 2024; (iv) prohibitions of substantial changes in the business of Global Blue; (v) compliance with all applicable laws; (vi) negative pledge obligations; (vii) prohibition to carry out disposals; (viii) incurrence of indebtedness by non-obligors; and (ix) prohibitions on undertaking any amalgamation, de-merger, merger or corporate reconstruction (other than the business combination). For further details refer to Global Blue filling EX-10.3 dated of November 24, 2023.
Representations and warranties
In addition to the undertakings listed above, the Senior Facilities Agreement provides for representations and warranties with respect to the business, assets, operations, financial condition and prospects of Global Blue and with respect to the Senior Facilities Agreement and ancillary documents, including, among others: (i) the absence of litigation, arbitration and administrative proceedings; (ii) lack of misleading information provided to the lenders; (iii) the correctness and truthfulness of the financial statements; (iv) validity and incorporation of Global Blue; (v) validity and effectiveness of the obligations assumed pursuant to the Senior Facilities Agreement and ancillary documents; (vi) absence of conflicts between the Senior Facilities Agreement and ancillary documents and the constitutional documents, laws or other applicable obligations; (vii) absence of any filing requirements or stamp taxes payable in connection with the Senior Facilities Agreement and ancillary documents; (viii) possession of the necessary powers and authorizations; (ix) choice of the applicable law; (x) absence of defaults; (xi) compliance with anti-corruption laws and sanctions; and (xii) pari passu ranking of the obligations deriving from the financial documents with any other unsecured and unsubordinated debt (present and future).
Guarantees
The Facilities are guaranteed by guarantees from Global Blue and certain other members of Global Blue, based on a guarantor coverage test. The undertakings of Global Blue and other guarantors pursuant to these guarantees are joint and several with the other financial counterparties of the Senior Facilities Agreement (including, among others, the agent, the security agent, the mandated lead arrangers, and each of the lenders), to the extent legally permitted and operationally practical.
Collateral
Until April 2030, in accordance with the Senior Facilities Agreement, the Facilities will have to be secure the pledges on the assets of certain material subsidiaries of Global Blue at the time of the implementation of the transaction security, to the extent legally permitted and operationally practical on a first priority basis.
Events of default
The Senior Facilities Agreement also sets forth, in line with market practice, a series of events of default, including, among others: (i) payment default of principal and interest; (ii) failure to comply with the semi-annual leverage ratio test described above; (iii) occurrence of certain insolvency events or the commencement of insolvency proceedings; (iv) untruthfulness of any of the representations and warranties in any material adverse respect; and (v) customary cross payment default and cross acceleration provisions.
Indebtedness
The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of June 30	As of March 31
	2024	2024
	(in EUR millions)
Long-term financing—senior debt facility(i)	610.0	610.0
Capitalized financing fees(ii)	(51.7)	(23.8)
Revolving credit facility(iii)	55.0	—
Other bank loans(iv)	2.5	2.7
Bank overdraft(v)	—	—
Total interest-bearing loans and borrowings	616.0	588.9
(i) Represents costs incurred in relation to refinancing our historic indebtedness.
(ii) Represents costs incurred in relation to refinancing our indebtedness.
(iii) Revolving credit facility of EUR55.0 million as of June 30, 2024.
(iv) Consists of local credit facilities available in certain jurisdictions.
(v) Consisted of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature.
The margins for the long-term loan and the revolving credit facility are dependent on Total Net Leverage. (see “Interest”).
The financial covenant associated with the senior term debt is based on a level of Total Net Leverage lower than 8.00x (see “Main undertakings”).
Treasury Management
Policy
The company manages its Treasury activities through a Central Treasury department (“Group treasury”). Treasury activities are governed by company policies where appropriate trading and approval thresholds are set.
Cash Management
All operational entities of the Group forecast the cash developments weekly, on a rolling basis, and are monitored by Group treasury ensuring that the Group's liquidity position at all times meets operational cash needs.
Surplus cash held by the operating entities over and above amounts required for working capital management are centralized and managed by Group treasury.
In order to minimize foreign exchange risks, cash and cash equivalent investments are kept in the functional currency of the respective entities holding the asset or are otherwise hedged by Group treasury using financial derivatives such as foreign exchange forward contracts.
As of June 30, 2024, approximately EUR2.6 million of the Group’s cash and cash equivalents are held in subsidiaries which are situated in countries where certain cash centralization restrictions apply. The majority of such restrictions are due to capital controls applied by the country where the cash is situated which may lead to delays in transferring funds to the Group. Funds where restrictions and delays apply do not have a significant impact on the company’s ability to meet its cash obligations.
Bank Overdrafts
Local credit facilities are available in certain jurisdictions, and the facilities as of June 30, 2024 were limited to EUR3.4 million. The Local credit facilities may be subjected to restrictions and none of these local overdraft facilities were committed in nature.

Unaudited Condensed Consolidated Interim Financial Statements

Global Blue Group Holding AG

June 2024

UNAUDITED CONSOLIDATED INCOME STATEMENTS

		Three months ended June 30
(EUR thousand)	Notes	2024	2023
Revenue	4	117,753	94,484
Operating expenses	5	(91,006)	(70,117)
Operating profit		26,747	24,367
Finance income		4,096	1,351
Gain from debt modification	8	27,203	—
Finance costs		(19,252)	(12,017)
Net finance income / (costs)	5	12,047	(10,666)
Profit before tax		38,794	13,701
Current tax expense		(7,410)	(5,183)
Deferred tax income / (expense)		(4,309)	1,140
Income tax expense	5	(11,719)	(4,043)
Profit for the period		27,075	9,658
Profit attributable to:
Owners of the parent		23,832	8,235
Non-controlling interests		3,243	1,423
Profit for the period		27,075	9,658

Basic earnings per ordinary share	6	0.10	0.04
Diluted earnings per ordinary share	6	0.10	0.04

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended June 30
(EUR thousand)	Notes	2024	2023

Profit for the period		27,075	9,658

Other comprehensive income / (loss)
Other comprehensive loss that will not be reclassified to profit or loss in subsequent years:
Remeasurements on post-employment benefit obligations		(423)	(228)
Changes in the fair value of equity investments at fair value through other comprehensive income	9	(2,000)	—
Aggregate income tax effect		79	50
		(2,344)	(178)
Other comprehensive income that may be reclassified to profit or loss in subsequent years:
Currency translation differences		493	398
Hyperinflation adjustment		354	296
Gain on cash flow hedges		316	—
		1,163	694
Other comprehensive income / (loss) for the period, net of tax		(1,181)	516

Total comprehensive income for the period		25,894	10,174

Attributable to:
Owners of the parent		23,102	9,495
Non-controlling interest		2,792	679
Total comprehensive income for the period		25,894	10,174
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of June 30	As of March 31
(EUR thousand)	Notes	2024	2024
ASSETS
Non-current assets
Property, plant and equipment		40,953	32,034
Intangible assets		614,098	611,075
Deferred tax assets		31,733	33,088
Investments in associates, joint ventures and other investments	9	3,125	5,145
Other non-current financial assets		16,430	15,900
		706,339	697,242
Current assets
Trade receivables		323,258	248,227
Other current receivables		44,760	48,914
Income tax receivables		1,952	2,039
Prepaid expenses		8,718	6,762
Cash and cash equivalents		98,862	87,462
		477,550	393,404
Total assets		1,183,889	1,090,646
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital		2,296	2,296
Share premium		1,901,648	1,901,648
Other equity		(111)	(111)
Other reserves		(972,559)	(972,584)
Accumulated losses		(845,146)	(869,332)
		86,128	61,917
Non-controlling interests		8,405	8,407
Total equity		94,533	70,324
Liabilities
Non-current liabilities
Loans and borrowings	8	559,992	587,978
Other non-current financial liabilities		25,343	19,304
Deferred tax liabilities		8,463	5,243
Employee benefit obligations		5,880	5,175
Provisions		1,184	1,175
		600,862	618,875
Current liabilities
Loans and borrowings	8	55,972	889
Other current financial liabilities		14,825	13,689
Trade payables		300,257	281,998
Other current liabilities		48,904	33,733
Accrued liabilities		49,362	48,714
Income tax liabilities		16,547	19,884
Provisions		2,627	2,540
		488,494	401,447
Total liabilities		1,089,356	1,020,322
Total equity and liabilities		1,183,889	1,090,646
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended June 30
(EUR thousand)	Notes	2024	2023
Profit before tax		38,794	13,701
Depreciation and amortization	5	12,118	10,137
Net finance (income) / costs	5	(12,960)	11,193
Other non-cash items		2,950	(7,798)
Income tax paid		(10,102)	(3,377)
Changes in working capital		(38,463)	(47,239)
= Net cash used in operating activities (A)		(7,663)	(23,383)
Interest received		1,261	765
Purchase of property, plant and equipment		(1,233)	(768)
Purchase of intangible assets		(477)	(72)
Payments for capitalized intangible assets		(8,710)	(6,988)
Acquisitions of non-current financial assets		(538)	(1,399)
Receipts from sale of non-current financial assets		27	75
= Net cash used in investing activities (B)		(9,670)	(8,387)
Interest paid		(15,062)	(19,383)
Transaction costs from issuance of share capital		(1,500)	—
Payment for exercise of GB's options		(2,417)	—
Financing fee related to loans and borrowings		(1,513)	—
Repayment of loans and borrowings		(123)	—
Principal elements of lease payments		(3,566)	(3,297)
Net proceeds from revolving credit facilities	8	55,000	—
Dividends paid to non-controlling interests		—	(2,658)
'=Net cash from / (used) in financing activities (C)		30,819	(25,338)
Net foreign exchange difference (D)		(2,120)	(627)
'= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		11,366	(57,735)
Cash and cash equivalents at beginning of the period		87,462	240,546
Cash and cash equivalents at end of the period		98,862	182,186
Net increase / (decrease) in bank overdraft facilities		34	(625)
= NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		11,366	(57,735)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Three months ended June 30, 2024
		Share capital		Share premium		Other equity		Other reserves					Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity-settled share based payments	Cash flow hedges	Other reserve	Foreign currency translation reserve	Remeasurement of post-employment benefit obligations
Balance as of April 1, 2024		2,022	274	1,633,329	268,319	(108)	(3)	56,017	1,640	(1,019,684)	(12,446)	1,889	(869,332)	61,917	8,407	70,324
Profit for the period		—	—	—	—	—	—	—	—	—	—	—	23,832	23,832	3,243	27,075
Other comprehensive income / (loss)		—	—	—	—	—	—	—	316	(2,000)	944	(344)	354	(730)	(451)	(1,181)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	316	(2,000)	944	(344)	24,186	23,102	2,792	25,894
Employee share schemes		—	—	—	—	—	—	1,119		—	—	—	—	1,119	—	1,119
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	—	(2,822)	(2,822)
Other movements		—	—	—	—	—	—	—	—	(10)	—	—	—	(10)	28	18
Net contributions / (distributions)		—	—	—	—	—	—	1,119	—	(10)	—	—	—	1,109	(2,794)	(1,685)
Balance as of June 30, 2024		2,022	274	1,633,329	268,319	(108)	(3)	57,136	1,956	(1,021,694)	(11,502)	1,545	(845,146)	86,128	8,405	94,533

Three months ended June 30, 2023
		Share capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity-settled share based payments	Other reserve	Foreign currency translation reserve	Remeasurement of post-employment benefit obligations
Balance as of April 1, 2023		1,928	266	1,584,012	268,327	(114)	(3)	55,362	(1,013,668)	(14,981)	2,664	(883,420)	373	5,970	6,343
Profit for the period		—	—	—	—	—	—	—	—	—	—	8,235	8,235	1,423	9,658
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	1,085	(121)	296	1,260	(744)	516
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	1,085	(121)	8,531	9,495	679	10,174
Employee share schemes		—	—	—	—	—	—	1,446	—	—	—	—	1,446	—	1,446
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(2,658)	(2,658)
Net contributions / (distributions)		—	—	—	—	—	—	1,446	—	—	—	—	1,446	(2,658)	(1,212)
Balance as of June 30, 2023		1,928	266	1,584,012	268,327	(114)	(3)	56,808	(1,013,668)	(13,896)	2,543	(874,889)	11,314	3,991	15,305

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1    Corporate information
Global Blue Group Holding AG (‘the Company’), a stock corporation (Aktiengesellschaft), and its subsidiaries (together ‘the Group’ or ‘Global Blue’) provides technology and services for the shopping journey in three fields, Tax Free Shopping (“TFS”), Payments, which includes dynamic currency conversion, and Post-Purchase Solutions (“PPS”) enhancing the experience for merchants, acquirers, customs & authorities, international travelers and shoppers & guests, and driving performance.
More specifically, the Group serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. At its core, the Group is a technology platform that serves a network of merchant stores globally through both TFS and Payments, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities.
The Company trades as Global Blue under ticker symbol “NYSE: GB”.
The Company was incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners III Cayman (AIV III), L.P. (“Silver Lake”) is the ultimate parent and controlling party of the Group.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Directors of the Company on August 27, 2024.

NOTE 2    Basis of preparation and significant accounting policies
Basis of preparation
The Group’s unaudited condensed consolidated interim financial statements for the three-month period ended June 30, 2024 have been prepared in accordance with IAS 34 ‘Interim financial reporting’ and are presented in thousands of Euros (EURk).
These financial statements have been prepared on a historical cost basis, except for warrants, derivative financial instruments, other investments and put options that have been measured at fair value (Note 9).
The primary financial statements are presented in a format consistent with the consolidated financial statements presented in the March 2024 Annual Financial Report for Global Blue Group Holding AG under IAS 1 ‘Presentation of Financial Statements’, but this interim financial report contains condensed financial statements prepared in accordance with IAS 34 ‘Interim financial reporting’, in that it does not include all of the notes that would be required in a complete set of financial statements. This interim financial report should be read in conjunction with the consolidated financial statements for Global Blue Group Holding AG for the financial year ended March 31, 2024.
Material accounting policies
The estimation process and material accounting policies are consistent with those applied in the annual financial statements.
Certain amendments to accounting standards became applicable for the current reporting period; the Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

NOTE 3    Significant changes in current reporting period
Information about the business
During the three months ended June 30, 2024, the Company has maintained a similar level of material merchants and acquirers when compared to March 31, 2024.
Seasonality
The typical TFS business is subject to predictable seasonality because a significant part of the business serves the leisure segment of the travel industry, which is particularly active during the northern hemisphere’s summer holiday season. The second half of Global Blue’s financial year typically sees upticks in travel and shopping due to specific events that are more dispersed, such as the Chinese National Day (“Golden Week”) in October, Christmas / New Year in December, Chinese New Year in January / February, and Ramadan in March / April.
All in all, this drives a degree of seasonality in the net working capital needs, with working capital needs increasing gradually during the first half of the financial year, which then unwinds in the second half of the financial year.
The Payments business, which serves both seasonal shoppers and regular travelers, is more protected from the seasonal variations driven by traditional holiday periods and as a result does not have a distinct seasonality profile.
The PPS segment is composed of ZigZag Global, Yocuda and ShipUp. ZigZag Global and ShipUp have a soft seasonal curve skewed towards November and December, underpinned by Black Friday, Cyber Monday, and Christmas shopping peaks. Yocuda is not exposed to any material seasonal cycles given its core revenue is less exposed to the number of eReceipts it issues and more to the number of shops it serves.

NOTE 4    Segment information
The Company has determined the operating segments based on the reports reviewed by the Chief Executive Officer (CEO), as supported by the Executive Committee (ExCom), for the purposes of allocating resources and assessing the performance of the Group.
The ExCom consists of the Senior Vice President & Global Human Resources Director; Senior Vice President of Payments; Chief Technology Officer; Chief Operating Officer - APAC and Central Europe; Chief Executive Officer (the “CEO”); General Counsel and Company Secretary; Senior Vice President Operations; Senior Vice President New Markets, Americas, Public Affairs and Chief Operating Officer Americas; Chief Operating Officer - South Europe; Chief Operating Officer - North and Central Europe and Global Accounts; Chief Financial Officer; Senior Vice President Strategy and Chief Product Officer; and Senior Vice President Marketing, Communications & Customer Value Creation.
Management considers the business from a product group perspective, hence the performance of TFS, Payments and PPS are assessed separately.

The CEO, with the support of the ExCom, assesses the performance of the operating segments based on the measures of Revenue and Adjusted EBITDA at the segment level with the adjusted EBITDA assessed after non-allocated central costs.
The measures used by the CEO to monitor the performance of the Group's operating segments do not include all costs in the IFRS consolidated income statement. Costs for central functions such as marketing, sales, technology, finance and HR, depreciation, amortization, impairment income / expense, and net finance costs are not allocated to segments. As a result, the CEO monitors the development of adjusted EBITDA presented in the consolidated management accounts.
The segment information provided to the CEO and the ExCom for the reportable segments is as follows:

Three months ended June 30, 2024
(EUR thousand)
	Note	TFS	Payments	PPS	Central Costs	Total
Revenue		91,114	20,337	6,302	—	117,753
Operating expenses (1)		(32,086)	(10,568)	(7,593)	(24,517)	(74,764)
Adjusted EBITDA		59,028	9,769	(1,291)	(24,517)	42,989
Depreciation and amortization (2)	5					(12,118)
Exceptional items (3)						(4,124)
Operating Profit						26,747

Three months ended June 30, 2023
(EUR thousand)
	Note	TFS	Payments	PPS	Central Costs	Total
Revenue		68,625	18,782	7,077	—	94,484
Operating expenses (1)		(27,436)	(9,010)	(9,082)	(21,162)	(66,690)
Adjusted EBITDA		41,189	9,772	(2,005)	(21,162)	27,794
Depreciation and amortization (2)	5					(10,137)
Exceptional items (3)						6,710
Operating Profit						24,367
(1) Operating expenses excluding Depreciation and Amortization and Exceptional items. For the three months ended June 30, 2024 the fixed costs amounted to EUR48.7 million (EUR43.5 million for the three months ended June 30, 2023) comprising of personnel costs of EUR31.8 million (EUR29.7 million for the three months ended June 30, 2023) and non-personnel costs of EUR16.9 million (EUR13.8 million for the three months ended June 30, 2023), whereas variable costs amounted to EUR26.1 million (EUR23.2 million for the three months ended June 30, 2023).
(2) Depreciation and amortization include amortization of intangible assets acquired through business combinations.
(3) Exceptional items consist of items such as share-based payment transactions and related other expenses, the change in fair value of warrants and put options, business and corporate restructuring expenses and other exceptional items, which the Board of Directors considers as not directly related to ordinary business operations and which are not included in the assessment of management performance.

NOTE 5    Profit and loss information

Operating expenses

(EUR thousand)		Three months ended June 30
Expenses by nature	Note	2024	2023
Employee benefit expenses		(32,758)	(30,907)
Agent costs		(21,870)	(18,505)
Depreciation and amortization		(12,118)	(10,137)

IT costs		(4,356)	(3,499)
Advertising and promotion		(4,256)	(4,844)
Travel, entertainment, office and rental cost		(4,243)	(3,026)
Auditors, lawyers and consultants		(2,675)	(2,593)
External and other personnel costs		(2,561)	(1,970)
Change in fair value of warrants and put options	9	(1,647)	8,089
Share-based payment transactions expenses		(1,127)	(600)
Corporate & business restructuring expenses	8	(422)	(141)
Impairments		—	(23)
Other operating expenses		(2,973)	(1,960)
Total operating expenses		(91,006)	(70,117)
Employee benefit expenses
For the three months ended June 30, 2024 the main driver of the increase in employee benefit expenses is the average number of employees that increased from 1,834 (in the three months ended June 30, 2023) to 1,998.
Depreciation & amortization
The depreciation of property, plant and equipment amounted to EUR4.1 million for the three months ended June 30, 2024 (EUR3.4 million for the three months ended June 30, 2023) comprising mostly of depreciation related to the right of use assets. For the same period the amortization of intangible assets predominantly sources from capitalized intangible assets amounting to EUR6.6 million for the three months ended June 30, 2024 (EUR5.6 million for the three months ended June 30, 2023).
Change in fair value of warrants and put options
For the three months ended June 30, 2024, EUR1.5 million (EUR8.2 million gain for the three months ended June 30, 2023) of the EUR1.6 million loss is associated with the change in fair value of the warrants liabilities.
Net finance costs
For the three months ended June 30, 2024 the net finance income / cost amounted to an income EUR12.0 million (EUR10.7 million cost for the three months ended June 30, 2023), driven mainly by the gain from the term loan modification that amounted to EUR27.2 million, as detailed in Note 8. Furthermore, the finance cost comprises of EUR14.9 million linked to bank borrowings and amortization of related capitalized borrowing fees, EUR0.3 million of net foreign exchange losses on operating activities and EUR4.1 million of other finance expense (for the three months ended June 30, 2023 it predominantly comprised of EUR11.3 million linked to bank borrowings and amortization of related capitalized borrowing fees and EUR0.7 million of other finance expense), partially offset by EUR2.8 million of net foreign exchange gains on financing activities, EUR0.8 million of interest income on interest rate swap, EUR0.4 million of interest income on bank deposits and EUR0.1 million of other finance income (for the three months ended June 30, 2023 it predominantly comprised of EUR0.4 million of net foreign exchange gains, EUR0.9 million of interest income on bank deposits and EUR0.1 million of other finance income).
Income tax

(EUR thousand)	Three months ended June 30
Income tax	2024	2023
Current income tax expense	(7,001)	(5,226)
Adjustment in respect of current income tax of previous years	(409)	43
Adjustment in respect of deferred income tax of previous years	(309)	(459)
Deferred tax benefit / (expense)	(4,000)	1,599
Income tax expense reported in the income statement	(11,719)	(4,043)

Deferred tax expenses recognized in the three months ended June 30, 2024 include EUR3.4 million of deferred tax on Term Loan Facility.

NOTE 6    Earnings per share

(EUR thousand)	Three months ended June 30
Earnings per share	2024	2023
Profit attributable to the owners of the parent	23,832	8,235
Profit attributable to the owners of the parent attributable to ordinary shares	19,877	6,836
Profit attributable to the owners of the parent attributable to preference shares	3,955	1,399
Weighted average number of basic ordinary shares outstanding (thousand)	199,575	189,856
Weighted average number of basic preference shares outstanding (thousand)	39,708	38,861
Basic earnings per ordinary share	0.10	0.04
Profit attributable to the owners of the parent	23,832	8,235
Profit attributable to the owners of the parent attributable to ordinary shares	19,901	6,846
Profit attributable to the owners of the parent attributable to preference shares	3,931	1,389
Weighted average number of diluted ordinary shares outstanding (thousand)	201,041	191,499
Weighted average number of diluted preference shares outstanding (thousand)	39,708	38,861
Diluted earnings per ordinary share	0.10	0.04
Basic
Basic earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of basic ordinary shares outstanding at the end of the period.
Diluted
Diluted earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of diluted ordinary shares outstanding at the end of the period.
For the three months ended June 30, 2024, the Company has excluded 6.4 million (8.3 million for the fiscal year ended as of June 30, 2023) ordinary shares relating to the Management Incentive Plan from the diluted earnings per ordinary shares calculation, as the impact of those shares is not-dilutive.
The 30,735,950 outstanding warrants as of June 30, 2024 and June 30, 2023 are considered as not-dilutive.

NOTE 7    Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG
	as of June 30, 2024
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliate~~s~~ (1)	91,230,811	11,970,487	103,201,298	43.1%	6,548,415
Partners Group and Affiliates (2)	37,642,705	4,939,137	42,581,842	17.8%	2,701,935
CK Opportunities Wolverine Sarl	9,286,969	22,023,529	31,310,498	13.1%	—
Tencent Mobility Limited	18,181,818	—	18,181,818	7.6%	—
Ant Group	12,500,000	—	12,500,000	5.2%	—
GB Directors, Executive Management & Other Employees	7,399,641	774,517	8,174,158	3.4%	516,317
Other Shareholders	23,332,757	—	23,332,757	9.8%	20,969,283
Total excl. instruments held by the Group	199,574,701	39,707,670	239,282,371	100.0%	30,735,950
Treasury shares	10,743,091	236	10,743,327		—
Total incl. instruments held by the Group	210,317,792	39,707,906	250,025,698		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2024
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliates (1)	91,230,811	11,970,487	103,201,298	43.1%	6,548,415
Partners Group and Affiliates (2)	37,642,705	4,939,137	42,581,842	17.8%	2,701,935
CK Opportunities Wolverine Sarl	9,286,969	22,023,529	31,310,498	13.1%	—
Tencent Mobility Limited	18,181,818	—	18,181,818	7.6%	—
Ant Group	12,500,000	—	12,500,000	5.2%	—
GB Directors, Executive Management & Other Employees	8,721,599	774,517	9,496,116	4.0%	516,317
Other Shareholders	22,010,799	—	22,010,799	9.2%	20,969,283
Total excl. instruments held by the Group	199,574,701	39,707,670	239,282,371	100.0%	30,735,950
Treasury shares	10,743,091	236	10,743,327		—
Total incl. instruments held by the Group	210,317,792	39,707,906	250,025,698		30,735,950

(1) - Corresponds to SL Globetrotter L.P.
(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group
(3) - Excludes treasury shares

During the three months ended June 30, 2024, there were no changes in the number and conditions of ordinary shares, treasury shares, preference shares and warrants.

NOTE 8    Loans and borrowings

(EUR thousand)
	As of June 30	As of March 31
Interest-bearing loans and borrowings from credit institutions	2024	2024
Long-term financing - Term loan facility	610,000	610,000
Capitalized financing fees - Term loan facility	(24,461)	(23,849)
Gain on terms modification - Term loan facility	(27,202)	—
Senior Secured Revolver Facility (SSRF)	55,000	—
Other bank loans	2,592	2,716
Bank Overdraft	34	—
Total	615,963	588,867
Short-term portion	55,971	889
Long-term portion	559,992	587,978
Total	615,963	588,867
During the three months ended June 30, 2024, the Group has successfully completed the repricing of the 7-year term loan facility, by reducing the interest rate margin applicable to the Group by 100 basis points, as detailed below:

Net Leverage Ratio	Modified Margin	Original Margin
> 3.30x	4.00%	5.00%
≤ 3.30x > 2.80x	3.75%	4.75%
≤ 2.80x	3.50%	4.50%
All the other terms and conditions remained unchanged.
As a result of the term loan modification, the carrying value of the liability was reduced by EUR27.2 million with a corresponding gain recognized in the income statement.
In addition, the Group incurred EUR1.5 million of transaction costs recorded in the statement of financial position as debt costs. These amounts are considered incremental and directly attributable costs incurred to modify the term loan and depreciated over the life of the loan.
Senior Secured Revolver Facility (“SSRF”)
During the three months ended June 30, 2024, the Group withdrew EUR55.0 million out of the EUR97.5 million SSRF to fund working capital needs.

NOTE 9    Fair value measurement of financial instruments

The table below sets out the Group’s financial assets and financial liabilities measured and recognized at fair value as of June 30, 2024 and March 31, 2024 on a recurring basis, including their levels in the fair value hierarchy.

As of June 30, 2024
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets

Financial assets at fair value through OCI
- Other investments	—	—	2,995	2,995
- Other current receivables-Derivative financial instruments	—	2,077	—	2,077
Financial assets at fair value through profit or loss
- Other non-current assets - pledged asset for endowment insurance	2,576	—	—	2,576
Total assets	2,576	2,077	2,995	7,648

Liabilities
Financial liabilities at fair value through profit or loss
- Put options liabilities	—	—	3,454	3,454
- Warrant liabilities - Public warrants	1,568	—	—	1,568
- Warrant liabilities - Private warrants	—	833	—	833
- Other current financial liabilities - Derivative financial instruments	—	318	—	318
Total liabilities	1,568	1,151	3,454	6,173

As of March 31, 2024
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	4,995	4,995
- Other current receivables-Derivative financial instruments	—	1,684	—	1,684
Financial assets at fair value through profit or loss
- Other non-current assets - pledged asset for endowment insurance	2,512	—	—	2,512
Total assets	2,512	1,684	4,995	9,191
Liabilities
Financial liabilities at fair value through profit or loss
- Put options liability	—	—	3,309	3,309
- Warrant liabilities - Public warrants	582	—	—	582
- Warrant liabilities - Private warrants	—	281	—	281
- Other current liabilities - Derivative financial instruments	—	122	—	122
Total liabilities	582	403	3,309	4,294
The fair values of financial instruments which are not measured at fair value in the statement of financial position are not materially different to their carrying amount, with the exception of the Term Loan facility for which the Group calculated the fair value of EUR573.6 million.
The Group classifies the fair value of its financial instruments in the following hierarchy:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly;
•Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

There were no transfers between fair value hierarchy levels, or any changes to the valuation techniques applied during the three months ended June 30, 2024.
The fair value of financial instruments that are not traded in an active market (over-the-counter derivatives, put options, private warrants and other investments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. When the fair value of an unquoted instrument cannot be measured with sufficient reliability, the Group carries such instruments at cost less impairment, if applicable.

The following table provides a level 3 fair value reconciliation for the three months ended June 30, 2024:

(EUR thousand)	Other investments	Put option liabilities
Opening balance as of April 1, 2024	4,995	3,309
Gain recognized in income statement	—	109
Loss recognized in other comprehensive income	(2,000)	—
Exchange differences	—	36
Closing balance as of June 30, 2024	2,995	3,454
Warrants
The fair value of the private and public warrants is categorized as Level 2 and Level 1, respectively, in the fair value hierarchy. The Group has employed a Black-Scholes pricing model to estimate the fair value of the Private Warrants issued on August 28, 2020, notably the fair value of the call option inherent in the Private Warrants, using as key inputs the Group’s share price, risk-free rate, implied Public Warrant volatility, the warrants’ maturity, and the Public Warrants’ market price. For the three months ended June 30, 2024, the Group recognized EUR1.5 million fair value loss associated with the warrant liabilities under operating expenses in the income statement.
Put options
As of June 30, 2024 the put options comprise of EUR1.5 million and EUR1.9 million related to the acquisitions of ZigZag and Yocuda, respectively.
The fair value of the put options were derived using an option pricing methodology (Monte Carlo simulations) based on projected revenue or gross profit distribution or EBITDA margin (depending on the business acquired) and is categorized as Level 3 within the fair value hierarchy due to unobservable inputs utilized in the valuation. The main driver for the valuation of the put options in all cases is the underlying business plan. In the case of ZigZag and Yocuda, the top and bottom 5% of extreme values have been excluded from the calculations.
For the three months ended June 30, 2024, the Group recognized EUR0.1 million fair value loss associated with put options under operating expenses in the income statement.
Other Investments
During the three months ended June 30, 2024 the Group recognized EUR2.0 million fair value loss under other comprehensive income associated with an equity investment, following the lack of the liquidity necessary to continue its business operations.
During the three months ended June 30, 2024, there were no other changes in the business or economic circumstances that affect the fair value of the financial assets.

NOTE 10    Events after the reporting period
On August 27, 2024, Global Blue’s Board of Directors authorized the repurchase of up to USD 10.0 million of Global Blue’s ordinary shares over the next six months through February 28, 2025 (the “Repurchase Program”). Share repurchases may be effected through open market repurchases at prevailing market prices, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or otherwise through purchases on the New York Stock Exchange, in each case at prevailing market prices and on such terms and in such amounts as a repurchase committee of the Board of Directors deems appropriate. All shares repurchased will be cancelled, with the purchase price being offset against / deducted from Global Blue’s capital contribution reserves. Global Blue is not obligated to repurchase any specific number of shares, and the timing, manner, value, and actual number of shares repurchased will depend on a variety of factors, including Global Blue’s share price and liquidity requirements, other business considerations and general market and economic conditions. No shares will be purchased from SL Globetrotter L.P., Global Blue Holding LP and their respective affiliates. Global Blue may discontinue or modify purchases without notice at any time. Global Blue plans to use its existing cash to fund repurchases made under the share repurchase program.